BYLAWS OF

POWER HERO CORP.

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BYLAWS

OF

POWER HERO CORP.

CORPORATE OFFICES

1.1   Principal Office. The Board of Directors shall fix the location of the principal executive offices of Power Hero Corp. (the "**Company**") at any place within or outside the State of Delaware.

1.2   Other Offices. The Board of Directors may at any time establish other offices at any place or places where the Company is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   Place Of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal office of the Company.

2.2   Annual Meeting. The annual meeting of stockholders shall be held on such date, time and place, either within or outside the State of Delaware, as may be designated by the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3   Special Meeting. Except as provided by applicable law or in the certificate of incorporation, a special meeting of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting. If a special meeting is called by any person or persons other than the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted and shall be delivered personally or sent by certified mail, by facsimile or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President, any Vice President or the Secretary of the Company. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty five (35) nor more than sixty (60) days after the receipt of the request. Nothing contained in this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4   Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be in writing and shall be given in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner of Giving Notice; Affidavit of Notice. Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder's address as it appears on the records of the Company. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission in the manner provided in Section 232 of the General Corporation Law of the State of Delaware (the "**DGCL**"). An affidavit of the secretary or an assistant secretary or of the transfer agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   Quorum. Except as provided by applicable law or in the certificate of incorporation, the holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7   Adjourned Meeting; Notice. When a meeting is adjourned to another place (if any), date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any) thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8   Organization; Conduct of Business. The Chairman of the Board or, in his or her absence, the Chief Executive Officer or, in his or her absence, the President or, in his or her absence, such person as the Board of Directors may have designated or, in the absence of such a person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Company, the secretary of the meeting shall be such person as the chairman of the meeting appoints. The chairman of any

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meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9   Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article II of these Bylaws, subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Except as may be required by law or otherwise provided in the certificate of incorporation, (a) each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder, (b) all elections shall be determined by a plurality of the votes cast, and (c) all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10   Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these Bylaws.

2.11   Stockholder Action by Written Consent Without a Meeting.

(a)   Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the Company, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the Company in accordance with Section 228 of the DGCL.

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Company, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Company in the manner prescribed in this Section 2.11. An electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 2.11 to the extent permitted by, and shall be delivered in accordance with, Section 228 of the DGCL.

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(c)   Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the DGCL.

2.12   Record Date for Stockholder Notice, Voting and Consents.

(a)   In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to take action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be less than ten (10) nor more than sixty (60) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less, provided that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   If the Board of Directors does not so fix a record date:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is delivered to the Company.

(iii)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.13   Proxies. Each stockholder entitled to vote at a meeting of stockholders or to take action by written consent without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the Company, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile or electronic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.14 <u>Meetings by Telephone or Similar Communications</u>. If authorized by the Board of Directors, in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Company shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Company shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Company.


ARTICLE III

DIRECTORS


3.1 <u>Powers</u>. Subject to the provisions of the DGCL and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the stockholders, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 <u>Number of Directors</u>. Upon the adoption of these Bylaws, the number of directors constituting the entire Board of Directors shall be one. Thereafter, unless otherwise provided in the certificate of incorporation, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these Bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 <u>Election, Qualification and Term of Office of Directors</u>. Except as provided in Section 3.4 of these Bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation

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or removal. Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   Resignation and Vacancies.

(a)   Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chief Executive Officer, the President or the Secretary of the Company. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

(b)   Unless otherwise provided in the certificate of incorporation or these Bylaws:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or series may be filled by a majority of the directors elected by such class or series thereof then in office, or by a sole remaining director so elected.

(c)   If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

(d)   If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5   Place of Meetings; Meetings by Telephone. The Board of Directors of the Company may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may

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participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7   Special Meetings; Notice. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or any two directors. Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile or electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the Company. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission or telephone, it shall be delivered at least twenty four (24) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting and need not specify the place of the meeting as long as the meeting is to be held at the principal executive office of the Company. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8   Quorum. A majority of the directors then in office, but in no event less than one-third (1/3) of the total number of authorized directors, shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by applicable law or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors as long as any action taken is approved by at least a majority of the required quorum for that meeting.

3.9   Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

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3.10   <u>Board Action by Written Consent Without a Meeting</u>. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11   <u>Fees and Compensation of Directors</u>. Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Company in any other capacity and receiving compensation therefor.

3.12   <u>Removal of Directors</u>. Unless otherwise restricted by applicable law, by the certificate of incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of the Company are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board of Directors.

<u>ARTICLE IV</u>

<u>COMMITTEES</u>

4.1   <u>Committees of Directors</u>. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company and may authorize the seal of the Company to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval; or (b) adopting, amending or repealing any bylaw of the Company.

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4.2   Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3   Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice) and Section 3.10 (action without a meeting) of these Bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V

OFFICERS

5.1   Officers. The officers of the Company shall be a Chief Executive Officer and/or a President, a Chief Financial Officer and/or a Treasurer and a Secretary. The Company may also have, at the discretion of the Board of Directors, a Chairman of the Board, a Treasurer, one or more Vice Presidents, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws. Any number of offices may be held by the same person.

5.2   Appointment of Officers. The officers of the Company, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these Bylaws, shall be appointed by the Board of Directors, and each shall serve at the pleasure of the Board, subject to the rights, if any, of an officer under any contract of employment.

5.3   Subordinate Officers. The Board of Directors may appoint, or empower the Chief Executive Officer or the President to appoint, such other officers and agents as the business of the Company may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4   Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice, and unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

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5.5   Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled in the manner prescribed by these Bylaws for regular appointment to that office.

5.6   Chairman of the Board. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned by the Board of Directors or as may be prescribed by these Bylaws. In the absence or disability of the Chief Executive Officer and President, the Chairman of the Board shall also be the Chief Executive Officer of the Company and shall have the powers and duties prescribed in Section 5.7 of these Bylaws.

5.7   Chief Executive Officer. Subject to such powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if any, the Chief Executive Officer of the Company (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and the officers of the Company. The Chief Executive Officer shall preside at all meetings of the stockholders and, in the absence or disability of the Chairman of the Board, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.8   President. Subject to such powers, if any, as may be given by the Board of Directors to the Chairman of the Board (if any) or the Chief Executive Officer (if any), the President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and other officers of the Company. The President shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. In the absence or disability of the Chief Executive Officer, the President shall perform all the duties of the Chief Executive Officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer.

5.9   Vice Presidents. In the absence or disability of the Chief Executive Officer and President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the Chief Executive Officer, President or the Chairman of the Board.

5.10   Secretary. The Secretary shall keep or cause to be kept, at the principal executive office of the Company or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal executive office of the Company or at the office of the Company's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes

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of shares held by each, the number and date of certificates evidencing such shares and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the Company, if one is adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

5.11　Chief Financial Officer. The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the Company as may be ordered by the Board of Directors, shall render to the Board of Directors, the Chief Executive Officer or the President, upon request, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Company, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

5.12　Assistant Secretary. The Assistant Secretary or, if there is more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there is no such determination, then in the order of their election) shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and such other duties and powers as may be prescribed by the Board of Directors or these Bylaws.

5.13　Treasurer. The Treasurer (if one is appointed) shall have such duties as may be specified by the Chief Financial Officer to assist the Chief Financial Officer in the performance of his or her duties and shall perform such other duties and have other powers as may from time to time be prescribed by the Board of Directors or the Chief Executive Officer.

5.14　Representation of Shares of Other Corporations. The Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or Assistant Secretary of this Company, or any other person authorized by the Board of Directors or the Chief Executive Officer, the President, the Chief Financial Officer or a Vice President, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares of any other corporation standing in the name of this Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.15　Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors.

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ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

6.1   Indemnification of Directors and Officers. The Company shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 6.1, a "director" or "officer" of the Company includes any person (a) who is or was a director or officer of the Company, (b) who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

6.2   Indemnification of Others. The Company shall have the power, to the maximum extent and in the manner permitted by the DGCL, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 6.2, an "employee" or "agent" of the Company (other than a director or officer) includes any person (a) who is or was an employee or agent of the Company, (b) who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

6.3   Payment of Expenses in Advance. Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 of these Bylaws or for which indemnification is permitted pursuant to Section 6.2 of these Bylaws, following authorization thereof by the Board of Directors, shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   Indemnity Not Exclusive. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5   Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation,

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partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

6.6   Conflicts. No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   that it would be inconsistent with a provision of the certificate of incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   Maintenance and Inspection of Records.

(a)   The Company shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

(b)   Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal place of business.

(c)   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class and series of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

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(d)   The application and requirements of Section 1501 of the California Corporations Code, to the extent applicable, are hereby expressly waived to the fullest extent permitted thereunder.

7.2   Inspection by Directors. Any director shall have the right to examine the Company's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1   Checks. From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Company, and only the persons so authorized shall sign or endorse those instruments.

8.2   Execution of Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided by applicable law, the certificate of incorporation or in these Bylaws, may authorize any officers or agents to enter into any contract or execute any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   Stock Certificates; Partly Paid Shares.

(a)   The shares of the Company shall be represented by certificates, provided that the Board of Directors of the Company may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b)   The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books

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and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4   Special Designation on Certificates. If the Company is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof, and the qualifications, limitations or restrictions of such preferences and/or rights, shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5   Lost Certificates. Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it that is alleged to have been lost, stolen or destroyed and may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to make an affidavit stating that the certificate has been lost, stolen or destroyed and/or to give the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6   Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular and the term "person" includes both a corporation and a natural person.

8.7   Dividends. Subject to any restrictions contained in the DGCL or the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Company's capital stock. The Board of Directors may set apart, out of any of the funds of the Company available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company and meeting contingencies.

8.8   Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

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8.9   Seal. The Company may adopt a corporate seal, which may be altered by the Board of Directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.10   Transfer of Stock. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction in its books.

8.11   Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

8.12   Registered Stockholders. The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

8.13   Facsimile Signature. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Company may be used whenever and as authorized by the Board of Directors or a committee thereof.

8.14   Conflicts With Certificate of Incorporation. In the event of any conflict between the provisions of the Company's certificate of incorporation and these Bylaws, the provisions of the certificate of incorporation shall govern.

[NOTE: THE FOLLOWING SECTION, THE RIGHT OF FIRST REFUSAL, IS OPTIONAL. SOME ATTORNEYS PREFER TO PLACE THE RIGHT OF FIRST REFUSAL IN EACH STOCK PURCHASE AGREEMENT AND OTHER EQUITY DOCUMENT ISSUED BY THE COMPANY, AND IF YOU TAKE THAT APPROACH, ARTICLE IX BELOW SHOULD BE DELETED (AND RENUMBER ARTICLE X TO BE ARTICLE IX). NOTE ALSO THAT THIS RIGHT OF FIRST REFUSAL APPLIES ONLY TO COMMON SHARES – IF YOU WANT IT TO APPLY TO PREFERRED SHARES AS WELL, APPROPRIATE CHANGES WILL NEED TO BE MADE.]

ARTICLE IX

RIGHT OF FIRST REFUSAL

9.1   Right of First Refusal. No stockholder shall sell, assign, pledge or otherwise transfer (a "**transfer**") any of the shares of common stock of the Company or any right or interest therein, whether voluntarily, involuntarily, by operation of law, by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Article IX:

(a)   If the stockholder desires to transfer any shares of common stock, the stockholder shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration and all other terms and conditions of the proposed transfer.

(b)   For thirty (30) days following receipt of such notice, the Company shall have the option to purchase all or any portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article IX, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. If the Company elects to purchase any of the shares, it shall give written notice to the transferring stockholder of its election, and the closing of the Company's purchase of such shares shall be made as provided below.

(c)   If the Company elects to acquire any of the shares of the transferring stockholder as specified in such transferring stockholder's notice, the Secretary of the Company shall so notify the transferring stockholder (including notice as to the number of shares to be acquired) and settlement thereof shall be made in cash within fifteen (15) days after the Secretary delivers such notice to the transferring stockholder; provided, however, that if the terms of payment set forth in the transferring stockholder's notice were other than cash or evidences of indebtedness against delivery, then the Company shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property. If the transferring stockholder and the Company cannot agree on such cash value within twenty (20) days after the Company's receipt of the transferring stockholder's notice, the valuation shall be made by an appraiser of recognized standing selected by the transferring stockholder and the Company, or, if they cannot agree on an appraiser within thirty (30) days after the Company's receipt of the transferring stockholder's notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such cash value. The cost of such appraisal shall be shared equally by the transferring stockholder and the Company. The closing shall then be held within fifteen (15) days after such cash valuation has been determined.

(d)   If the Company does not elect to acquire all of the shares specified in the transferring stockholder's notice, such transferring stockholder may, within the thirty (30) day period following the expiration of the option rights granted to the Company herein, transfer the shares specified in such transferring stockholder's notice which were not acquired by the Company on terms and conditions (including the purchase price) no more favorable to the proposed transferee than those specified in such transferring stockholder's notice. All shares so sold by such transferring stockholder shall continue to be subject to the provisions of this Article IX in the same manner as before such transfer.

(e)   Notwithstanding anything to the contrary contained herein, the following transactions shall be exempt from the provisions of this Article IX:

(i)   A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy (A) to such stockholder's immediate family, (B) to any custodian or trustee for the account or the benefit of such stockholder or such stockholder's immediate family, or (C) to any limited partnership or limited liability company with respect to which the ownership interests are wholly owned by the stockholder, members of such stockholder's immediate family or any trust for the account or benefit of such stockholder or such stockholder's immediate family. "Immediate family" as used herein shall mean child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships.

(ii)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution that creates a mere security interest, provided that any subsequent transfer of such shares by such institution shall be subject to this Article IX.

(iii)   A stockholder's transfer of any or all of such stockholder's shares to the Company.

(iv)   A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Company.

(v)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(vi)   A transfer by a stockholder that is a limited or general partnership or limited liability company of any or all of its shares to any or all of its partners or former partners, or members of former members (as the case may be).

(vii)   A transfer of common stock issued upon the conversion of preferred stock of the Company or any right or interest in such common stock (including without limitation the right to receive common stock on conversion of any preferred stock).

In any such case, the transferee shall receive and hold such stock subject to the provisions of this Article IX, and there shall be no further transfer of such stock except in accord with this Article IX; provided, however, that common stock transferred pursuant to subparagraph (vii) above shall not be subject to this paragraph.

9.2   Amendment and Waiver; Termination.

(a)   The provisions of this Article IX may be waived with respect to any transfer either by the Company, upon duly authorized action of the Board of Directors, or by the stockholders, upon the written consent of the owners of a majority of the voting power of the Company (excluding the votes represented by those shares to be transferred by the transferring stockholder).

(b)   The provisions of this Article IX may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders upon the written consent

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of the owners of a majority of the voting power of the Company, but subject to any additional requirements of the certificate of incorporation.

(c)   The provisions of this Article IX shall terminate immediately prior to the date of the closing of a firm commitment underwritten public offering of common stock of the Company pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended.

9.3   Void Transfers. Any transfer, or purported transfer, of shares of the Company shall be null and void unless the terms, conditions and provisions of this Article IX are strictly observed and followed.

9.4   Assignment of Rights. The Company may assign its rights hereunder in whole or in part to any director, officer, employee, stockholder or other person or entity.

9.5   Legends. The certificates representing shares of stock of the Company subject to this Article IX shall bear on their face the following legend so long as this Article IX remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE COMPANY."]

ARTICLE X

AMENDMENTS

These Bylaws may be adopted, amended or repealed by the stockholders or, to the extent such power is conferred on the Board of Directors in the Company's certificate of incorporation, by the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal these Bylaws.

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CERTIFICATE OF SECRETARY

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary or Assistant Secretary of Power Hero Corp., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the Company on January 30, 2017, by the person appointed in the certificate of incorporation to act as the Incorporator of the Company.

Executed on January 30, 2017.

_____
Esmond Goei, Secretary